Exhibit 12
PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2004 through 2008
(in thousands except ratio amounts)

	2008	2007	2006	2005	2004
Earnings:
Pre-tax income from continuing operations	$148,750	$123,547	$122,525	$131,235	$123,894
Distributed income of equity investees	34,158	28,228	57,410	24,344	26,291
Fixed charges	65,241	63,350	58,445	49,709	52,436
Preferred security dividend, net of tax	—	—	—	—	(1,379)

Total Adjusted Earnings	$248,149	$215,125	$238,380	$205,288	$201,242

Fixed Charges:
Interest	$62,763	$60,530	$55,959	$47,336	$48,973
Amortization of debt expense	773	746	561	439	429
One-third of rental expense	1,705	2,074	1,925	1,934	1,655
Preferred security dividend, net of tax	—	—	—	—	1,379

Total Fixed Charges	$65,241	$63,350	$58,445	$49,709	$52,436

Ratio of Earnings to Fixed Charges	3.80	3.40	4.08	4.13	3.84